ASANKO GOLD INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

DATED AS OF MARCH 17, 2016

600 – 1066 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA
V6E 3X2

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 TABLE OF CONTENTS

PRELIMINARY NOTES

3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

3

CORPORATE STRUCTURE

4

GENERAL DEVELOPMENT OF THE BUSINESS

6

BUSINESS DESCRIPTION

11

RISK FACTORS

18

MINERAL PROPERTIES

24

DIVIDENDS AND DISTRIBUTIONS

54

DESCRIPTION OF CAPITAL STRUCTURE

54

PRIOR SALES

54

MARKET FOR SECURITIES

55

DIRECTORS AND EXECUTIVE OFFICERS

56

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

58

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

59

TRANSFER AGENT AND REGISTRAR

59

MATERIAL CONTRACTS

59

INTERESTS OF EXPERTS

59

ADDITIONAL INFORMATION

60

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PRELIMINARY NOTES

In this Annual Information Form (the “AIF”), (i) references to “we”, “us”, “our”, the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the United States dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” mean United States dollar and references to “C$” mean Canadian dollar; and (iii) our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

All information in this AIF is at December 31, 2015, unless otherwise indicated.

The headings and orderings of items included in this AIF reflect the guidelines in Form 51-102F2. In accordance with the instrument, headings which were not applicable were omitted, as were negative answers in most cases.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Asanko cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company. Such statements may constitute “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Asanko’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf. Although Asanko has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF and the documents incorporated by reference herein should be considered carefully and readers should not place undue reliance on Asanko’s forward-looking statements. Examples of such forward-looking statements within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “might” or “occur”. Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

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The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its management’s discussion and analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Forward-looking statements reflect Asanko’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from equity financings in future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Readers are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including but not limited to:

•

risks inherent in project developments, especially in a developing economy such as Ghana’s including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

•

developing economy risks including, but not limited to, uncertainties related to the taxation and royalty regimes, the recovery of value-added taxes, security of title/tenure regime, labour laws, foreign ownership restrictions, foreign exchange and capital repatriation restrictions and indigenous population concerns;

•

operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recoveries than projected, lower metals prices than anticipated, health, safety and environmental risks;

•

development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

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general mining risks include environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable; and

•

the risk factors described under the heading “Risk Factors” in, or incorporated by reference in, this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 as a British Columbia corporation and has operated under other names (most prominently Keegan Resources Inc.  from 2008 to early 2013) but since March 1, 2013 it has traded as Asanko Gold Inc. (symbol AKG) on the Toronto Stock Exchange and NYSE MKT. The Company’s primary asset is its Asanko Gold Mine located on the Asankrangwa gold belt in Ghana.

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The Company’s registered and records office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.  The Company’s head office is located at Suite 700-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.  Asanko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Company also reports annually in the United States under form 40F (available at www.SEC.gov).

Inter-corporate Relationships

The Company has the following Inter-corporate Relationships:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90% (10% owned by Ghanaian Gov’t)
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%
Adansi Gold Company (GH) Limited Asanko Gold Exploration (Ghana) Limited	Ghana Ghana	100% 100%

Figure 3.1: Asanko intercompany relationships

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2013 (Year ended December 31, 2013)

In May 2013, the Company released a revised pre-feasibility study (the “2013 PFS”) for the Esaase Project. The highlights of the 2013 PFS (based on $1,400 per ounce gold price) are, as follows:

•

Proven reserves of 1.05 million ounces of gold at 1.43 g/t Probable Mineral Reserves of 1.32 million ounces of gold at 1.40 g/t (total  2.37 million ounces of gold at 1.41 g/t.);

•

Robust project economics with an after-tax internal rate of return (“IRR”) of 23.2% and a net present value (“NPV”) (5%) of $354.7 million;

•

Strong cash flow generation with average annual free cash flow of $87 million;

•

Mine life (“LoM”) in excess of 10 years with strong potential to increase;

•

Average annual gold production of 200,000 ounces from a 5 million tonne per annum (“Mtpa”) operation at a fully diluted LoM average plant feed grade of 1.41g/t and a LoM strip ratio (waste:ore) of 4.28:1;

•

Installation capital of $286.4 million, including all associated infrastructure and a 10% contingency; and

•

LoM cash operating costs of $736/oz with steady state cash operating costs of $724/oz.

A definitive feasibility study was commenced immediately upon completion of the 2013 PFS however as a result of the acquisition of PMI described herein, the focus of that new report has changed from the Esaase Project only to integrating PMI’s Obotan Project into a coordinated operation. This integration work is further described below.

The Company also sought additional financing for the Esaase Project and in October 2013 entered into a Definitive Senior Facilities Agreement (the “Agreement” or  the “DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) to provide a secured project debt facility for a total of $150 million. An initial facility fee having been paid to Red Kite, the facility is not otherwise binding on the Company unless and until it is drawn upon.

The project debt facility was agreed to be used for the development, construction and working capital requirements of the Esaase Project as the PMI acquisition was not then on the horizon.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the “Project Facility”) and a $20 million cost overrun facility (the “Overrun Facility”, and together with the Project Facility, the “Debt Facilities”).  The Overrun Facility was provided as an option available to the Company, should it be required.  Performance under the DSFA was fully secured by the assets of the Company’s current subsidiaries and guaranteed by the Company until project completion.

In addition to the DSFA, Asanko and Red Kite have also entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot prices during a nine day quotational period following shipment.

2013 Acquisition of PMI Gold Inc.

In December 2013, the Company negotiated a business combination with PMI Gold Corp and entered into an arrangement agreement (“PMI Arrangement”) whereby Asanko would acquire all of the common shares of PMI on the same basis as had been attempted in 2012. The 2012 Arrangement failed to clear

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PMI shareholder approval by the requisite special majority. However, since that time, Asanko had revised the mine and metallurgical models of the Esaase Project which resulted in a more robust Pre-Feasibility Study and had arranged US$150 million in project financing from Red Kite as described above.

Following successful shareholder votes, the PMI Arrangement was completed, effective at 12:01 a.m. on February 6, 2014, Pursuant to the PMI Arrangement, Asanko acquired all of the issued and outstanding common shares of PMI (“PMI Shares”), such that PMI became a wholly-owned subsidiary of Asanko, for consideration consisting of 0.21 common shares of Asanko (“Asanko Shares”) for each outstanding PMI Share (the “Exchange Ratio”). Additionally, outstanding options and warrants to acquire PMI Shares have been exchanged for options (“Replacement Options”) and warrants (“Replacement Warrants”), as the case may be, of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the effective time of the PMI Arrangement.

To give effect to the PMI Arrangement, Asanko issued 87,149,914 Asanko Shares, 3,237,491 Replacement Options and 126,000 Replacement Warrants and reserved for issuance of 117,158 Asanko Shares issuable in lieu of PMI Shares upon vesting of outstanding performance rights of PMI. Following the completion of the PMI Arrangement, PMI and Asanko shareholders held approximately 50% each of the combined company.

Fiscal 2014 (Year ended December 31, 2014)

In early 2014 following the completion of the PMI Arrangement, PMI owned the Obotan gold project (“Obotan” or “Obotan Project”), located near the Company’s existing Esaase gold project (“Esaase” or “Esaase Project”, and together with the Obotan Project, the “Asanko Gold Mine” or “Project” or “AGM”).  Asanko is intending to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI.  It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase of which was the subject of a follow-on Pre-Feasibility Study (Phase 2 PFS),which was completed in May 2015.  See “General Development of the Business – Three Year History – Fiscal 2015 (12 months ending December 31, 2015”.

During 2014, the Company focused on the development of Phase 1 of the Asanko Gold Mine, which entailed the development and construction of the Obotan Project to achieve commercial mining operations at a steady state of 190,000 ounces of gold per annum with the first gold pour in Q1 2016 at an initial capital cost of approximately US$295 million (US$40 million spent as at December 31, 2014). Phase 1 of the commercial production plan is fully permitted and under construction.

In September 2014, the Company announced a revised Mineral Resource Estimate ("MRE") for Phase 1 of the Project, including a maiden resource for the newly discovered Dynamite Hill deposit.  This followed the decision by Asanko to do a comprehensive review of the original May 2012 MRE for the four main deposits which comprise Phase 1 - Nkran, Adubiaso, Abore and Asuadai - that were acquired from PMI. The original MRE was not deemed to be a suitable input for the detailed mine planning required to commence the mining operations of Phase 1.  The results of the new MRE for Phase 1, detailed herein, were not materially different to the 2012 MRE and therefore confirmed the validity of the previous estimate. Importantly, however, the new MRE more precisely represents grade distribution and continuity within the deposits, and, as a result, the model now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

On November 13, 2014 the Company announced an optimized mine plan and associated operating costs for Phase 1 of the Project, which confirmed the robustness of the Project's economics. These, together with the updated capital cost estimate and an updated MRE, collectively form the "Definitive Project Plan" ("DPP") for Phase 1 of the Project. Definitive Project Plan Highlights:

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•

LoM gold production of 2.33 million ounces over a 12 year life of mine;

•

Capital cost of U$295 million, including all associated infrastructure and allowances for contingencies;

•

Lowest quartile All-In-Sustaining-Costs of US$781/oz; competitive operating cash costs of US$645/oz; and

•

First gold targeted during Q1 2016 and steady-state production in Q2 2016.

Phase 1 of the Project was 24% completed as of the end of December 2014 and was on schedule for its first gold pour in Q1 2016. Critical path schedule items continued to be the installation of the two mills, tailings storage facility infrastructure and the installation of the 30km long 161 kV power line to the project site.  Concrete pouring was progressed substantially during December 2014 and resumed in January 2015. Importantly, the semi-autonomous grinding (“SAG”) and ball mill bases were completed and the handover for the mill installation was on schedule. Pouring the foundations of the Carbon-in-Leach ("CIL") circuit bases and the pre-leach thickener bases were commenced and were completed in Q2 2015.  The CIL tanks were delivered to the site in preparation for site erection.  Steel installation commenced in early February 2015.

Earthworks for the run-of-mine tip wall, crusher and primary stockpile tunnel were completed and handed over to the civil contractor. Progress on the preparation of the tailings storage facility was advanced according to schedule, the HDPE liner was shipped to site and laydown of the HDPE liner was completed during 2015.  Construction of the contractor camp housing was completed and work on all the essential services; water, power and sewage was underway and due for completion by the end January 2015. There were approximately 500 contractors on site.

The Company negotiated a definitive power supply agreement, which was finalized in Q1 2015. Power will be sourced from the national grid with the power supplied from either the state owned power generation company or an independent power producer.

The main mineral resource for Phase 1 is the Nkran pit, located immediately adjacent to the plant site. The first stages of pre-stripping commenced and de-watering of the Nkran pit which commenced in December 2014 was expected to take up to 10 months to complete. As at the end of December 2014 the water level in the Nkran pit had already reduced by approximately 2 metres. The dewatering continued throughout 2014 and occurred in parallel with pre-stripping operation and was proceeding on schedule.

Procurement for Phase 1 of the Project was 68% complete and proceeding on schedule with approximately $170 million currently committed in orders and contracts and $40 million already spent, as at December 31, 2014. Equipment and materials deliveries, none of which were on the project critical path, remained on schedule. Two-thirds of the capital expenditures of the Project were committed and the Mining Contract (as defined below) was awarded.

The Company expects to achieve steady state production in the second quarter of 2016 and to become cash flow positive. The Company had approximately $230 million in cash on-hand as at December 31, 2014 and undrawn project Debt Facilities of $70 million plus the $20 million Overrun Facility for total available funding of approximately $320 million.  Asanko had also filled the majority of the key operating positions at the Asanko Gold Mine in readiness for the commencement of ore mining operations and plant commissioning later in 2015.

In connection with the Asanko Gold Mine operations, the Company was required to relocate a portion of the Nkran village, consisting of 88 building structures, ahead of commencing ore mining operations. The Resettlement Action Plan ("RAP") report for the partial resettlement had been completed and submitted to the Ghana Environmental Protection Agency (the “EPA”) for review.  The site for the relocation had been selected by the Relocation Negotiation Committee and had been approved by the Ghanaian Lands

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Commission. Site preparation for the resettlement site was completed in December 2014 and construction commenced in February 2015. The partial relocation was completed by the end of Q3 2015.

On August 26, 2014 the Company entered into a settlement agreement with a private Ghanaian company, Goknet Mining Company ("Goknet"), to eliminate Goknet's claim for a 2% net smelter return ("NSR") royalty on Phase 1 of the Project.   The only material royalty now applicable to Phase 1 of the Project is the Government of Ghana's 5% NSR royalty.  The financial terms of the agreement involved $1 million cash, one million Asanko shares and the transfer to Goknet of two non-material exploration projects, Kubi and Diaso. Included in the agreement the Company will retain a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

Fiscal 2015 (Year ended December 31, 2015)

During 2015, the Company continued to focus on the development of Phase 1 of the Asanko Gold Mine, achieve commercial mining operations at a steady state of 190,000 ounces of gold per annum with the first gold pour in Q1 2016.

As at December 31, 2015 pre-stripping of the Nkran pit was nearing completion, with over 19 million tonnes (“Mt”) of material mined.

Ore mined to date has been mostly from zones that were in the inferred category, which do not form an integral part of the mine plan, and are located peripheral to the main orebodies, which have been exposed as the mining pushback has advanced.  Further mineralized zones of the main Nkran orebody have been exposed in places along the western flank of the pit and are available to support the ore production levels required as the AGM commissions and ramps up to steady-state.  The ore from these zones is being verified by RC grade control drilling where access permits.

Mining operations continue at rates in line with long-term steady state mining plans.  The mining of the ore zones encountered during the pre-strip has been selective due to the generally narrow and discontinuous nature of these zones, but geological mapping and grade control drilling have provided a steady source of this ore.  As mining advances and deepens on the western flank of the Nkran deposit, ore domains continue to be exposed giving continuity along strike, at depth and considerably greater widths.

The Reverse Circulation (“RC”) drilling program has progressed well since it commenced in April 2015. The RC drilling is aligned to the 3 meters flitch and 6 meters mining bench plans, and has been developed on 10 x 5 meters intervals.  Additional inclined holes are drilled to 22.5 and 45 meter depths, and sampled at 1.5 meter intervals. This pattern provides cover for 6 benches (36 vertical meters), which is equivalent to approximately 6 months of mining. The plan is to eventually have a RC grade control model 9 to 12 months ahead of the production schedule and a phase of 120 meter deep boreholes has now been introduced to achieve this.

During the pre-stripping operation, the RC drilling program evaluated the inferred resources and peripheral zones of mineralization that are located outside the main ore domains. To date 1,735 grade control drill holes have been drilled for 50,679 meters and 41,321 gold assays. In addition 1,523 meters of rip-lines have been analyzed and mapped.  This has culminated in over 290,000 tonnes of ore (split into oxide, transition and fresh stockpiles) being placed on stockpile.

Commissioning of the crusher with waste was achieved on December 10, 2015 with ore now being fed to the crusher in preparation for the commencement of milling operations. Water is currently being pumped into the pre-leach thickener and first CIL tanks. Ore commissioning of the milling and CIL circuits commenced in Q1-2016, ahead of schedule.

Low grade ore was used initially to balance the milling circuit before reserve grade ore is fed through the plant. Gold doré is expected approximately 14 days after ore is fed to the mills.  Over 40% of the gold is

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expected to be recovered from the gravity gold circuit. Approximately 7,000 ounces of gold will be locked-up in the CIL circuit as the carbon becomes fully loaded.

Mill feed rates and gold recoveries are expected to ramp-up to steady-state levels, 3Mtpa and 92.5% respectively, over the first three months of operations with commercial production expected in Q2 2016.

The tailings pipeline and return water system components of the Tailings Storage Facility (“TSF”) have been completed and the Environmental Protection Agency (“EPA”) has conducted its final inspection of the TSF and confirmed that all conditions of the permit have been met.

Asanko has been receiving uninterrupted power via the 30km long, 161kV power line from the state owned Volta River Authority (“VRA”) and the tariff is in line with the DPP rate of US$18c/kWh. Asanko is currently finalizing a short-term power supply agreement with VRA.

In addition, the Company has installed 20 megawatts of diesel generator capacity at site as a 100% redundant back-up supply of power. The back-up power is fully operational.

Asanko has also terminated the life of mine power purchase agreement with Genser Energy Ghana Limited. The Company has initiated a tender process to assess alternative proposals for construction of a dedicated power plant at the Project site and a long term Power Purchase Agreement. This process is expected to be concluded by the end of Q1 2016.

The Company agreed with its lender, Red Kite, to consolidate the US$20 million Overrun Facility into the Project Facility of US$130 million for a total Debt Facility of US$150 million. The terms for the increased US$150 million Debt Facility remain the same.  Interest rates accrue at LIBOR +6% with a 1% LIBOR minimum, there are no gold price or financial covenants on the loan, no hedging and no sweep of excess free cash. The first quarterly payment of approximately US$10.6 million is due on July 1, 2016. The Company can also elect to repay the loan, or a portion thereof, early with no penalties.

Red Kite also agreed to waive the 3% drawdown fee on the Overrun Facility and as such, Asanko has drawn the remaining US$20 million, removing any uncertainty over access to the funds in the event they are required. Asanko has issued four million warrants to purchase common shares in Asanko, granted to Red Kite as part of the original funding package. The strike price of the warrants was set at $1.83 per share, which was calculated based on a 25% premium to the 20-day volume weighted closing price, as at December 16, 2015. The warrants expire three years from the date of issue.

The Project’s capital cost of US$295 million continues to track within budget.  At December 31, 2015, the Company has approximately US$115 million in cash on its balance sheet (including the recently drawn US$20 million).  Approximately US$229 million has been spent (cash out) on the Project, with US$66 million remaining.  This leaves the Company with US$49 million in working capital to commission the mine and get to positive cash flow, which is expected by Q2 2016.

The Company also advanced engineering of its Phase 2 Project and in May 2015 announced the results of the Phase 2 expansion Pre-Feasibility Study (“PFS”) which combines the Phase 1 project, currently under construction, with the Esaase Project as Phase 2 of the Asanko Gold Mine. The expanded project delivers enhanced project economics with superior IRRs, US$147 million in NPV savings, low operating costs and strong cash flow generation against the previously envisaged standalone projects by leveraging off the infrastructure and organizational capability being put in place for Phase 1.

The Phase 2 expansion will integrate the Esaase deposit with the Phase 1 Obotan project to create one large, multi-pit mine producing an average of 411,000 ounces of gold over a 10.5 year LoM from 2018.  The ore will be mined and crushed at Esaase and then conveyed to a central processing facility at Obotan. The processing facility will be expanded with a 5 Mtpa flotation plant which will be built alongside the Phase 1 3Mtpa CIL plant. In addition the annual throughput of the Phase 1 CIL plant will be upgraded

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and increased to 3.8Mtpa by adding two extra CIL tanks to allow for the blending of oxide ores from Esaase with feed from the Phase 1 pits.

The combined project, at an assumed US$1,300 per ounce gold price, yields a 27% after-tax IRR with a NPV of US$770 million at a 5% discount rate.

A definitive Feasibility Study for Phase 2 was underway as at December 31, 2015 and is expected to be completed in Q2 2016.

Bought Deal Public Offering

In February 2015, the Company completed a bought deal public offering 19.8 million common shares of the Company for gross proceeds of approximately C$39.9 million. The Company used the proceeds from the offering, together with cash on hand and the Debt Facilities, to advance Phase 1 of the Asanko Gold Mine.

Significant Acquisitions

The only significant acquisition made by the Company in the previous three years is the above described acquisition of PMI. The Company filed a Business Acquisition Report, form 51-102F4 at www.sedar.com, in conjunction with the acquisition on February 17, 2014.

BUSINESS DESCRIPTION

General

 Summary

Asanko’s vision is to become a low cost, mid-tier gold producer.  Asanko’s vision will be achieved through the phased development of the Asanko Gold Mine. Phase 1 of the Project is fully constructed and is in its final stages of commissioning. First gold was produced in January 2016 with commercial production expected by Q2 2016. It is envisioned in a current Phase 2 pre-feasibility study that the Project will be expanded from approximately 200,000 ounces per year to over 400,000 ounces per year by 2018.

Production and Services

The Company proposes to become a mid-tier mining company as a producer of gold via open pit mining and conventional processing of gold ores mined from its Asanko Gold Mine in Ghana, West Africa.

Specialized Skill and Knowledge

Various aspects of the Company’s mining business require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction and implementation of exploration programs as well as finance and accounting. Much of the specialized skill and knowledge is provided by the Company’s management and operations team. The Company also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Asanko competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel.

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Many of the mineral resource exploration and development companies with which Asanko competes have greater financial and technical resources.  Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.  This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue.  Fluctuations in supply and demand in various regions throughout the world are common.

As Asanko’s operations and exploration business is in the development stage, Asanko’s revenues, if any, are not currently significantly affected by changes in commodity demand and prices. As the Company does not carry on production activities, Asanko’s ability to fund ongoing exploration and development is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

As a planned producer of gold, the Company is not dependent on any particular customer as the market for gold is deep and worldwide. The Company could be considered to be  significantly  dependent upon its debt facilities contracts with Red Kite, as well as key operational contracts awarded to DRA Global and PW Mining International although it is possible each these debt and supplier  arrangements could be if necessary likely replaced by other lenders or suppliers. These debt and supplier arrangements are currently as follows:

Debt Facilities with Red Kite

In July, 2014 the Company amended its previously entered into DFSA with Red Kite an affiliate of Red Kite group mining funds.  The Red Kite agreement provides for two loan facilities: the $130 million Project Facility and the $20 million Overrun Facility, the details of which are outlined below.  Performance under the Debt Facilities are fully secured by the assets of the Company’s Ghanaian subsidiaries and guaranteed by the Company until Project completion. There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, and Asanko will not be restricted under the terms of the Debt Facilities from pursuing its growth strategy.

Project Facility ($130 million)

The interest rate on the Project Facility is LIBOR + 6% with a one percentage minimum LIBOR rate. There is a further 1.5% fee payable on drawdowns. The Project Facility is to be repaid based upon quarterly repayment schedule over four years or early repayment at any time without penalty. To date the entire facility has been drawn.

Overrun Facility ($20 million)

The Overrun Facility had an interest rate of LIBOR +10% (reduced to LIBOR +6% in December 2015) with a one percentage minimum LIBOR rate. There is a 3% fee payable on drawdowns. The Overrun Facility is repayable quarterly over three years with an option for early repayment at any time without

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penalty. The conditions precedent to drawdown are that the Project Facility is fully drawn, confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1 of the Project, and the issuance of 4,000,000 Asanko share warrants to Red Kite. The warrants will be priced at a 25% premium to the 20 day volume weighted average price of the Common Shares at the time of issuance and have a 2.5 year term to expiry.

In December 2015, the Company agreed with Red Kite, to consolidate the US$20 million Overrun Facility into the Project Facility of US$130 million for a total Debt Facility of US$150 million. The terms for the increased US$150 million Debt Facility remain the same.  Interest rates accrue at LIBOR +6% with a 1% LIBOR minimum, there are no gold price or financial covenants on the loan, no hedging and no sweep of excess free cash. The first quarterly payment of approximately US$10.3 million is due on July 1, 2016. The Company can also elect to repay the loan, or a portion thereof, early with no penalties.

Red Kite also agreed to waive the 3% drawdown fee on the cost Overrun Facility and as such, Asanko drew the remaining US$20 million, removing any uncertainty over access to the funds in the event they are required. Asanko has issued four million warrants to purchase common shares in Asanko, granted to Red Kite as part of the original funding package. The strike price of the warrants has been set at $1.83 per share, which was calculated based on a 25% premium to the 20-day volume weighted closing price, as at December 16, 2015. The warrants expire three years from the date of issue.

Offtake Agreement

In October, 2013, the Company entered into an offtake agreement with Red Kite in connection with the Debt Facilities, as amended in July, 2014 (the “Offtake Agreement”), pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production from Phase 1 of the Project to a maximum of 2.22 million ounces. The gold sale price will be a spot price selected during a nine day quotational period following shipment. A provisional payment of 90% of the estimated value of the gold will be made one business day after shipment, with the remaining balance payable 10 business days after shipment. The Company can terminate the Offtake Agreement prior to satisfaction of the conditions precedent for the Project Facility by repaying all amounts outstanding under the Debt Facilities, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the Debt Facilities as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

Phase 1 Engineering, Procurement, Construction Management Contract

In April, 2014, the Company appointed DRA Global (“DRA”) as the EPCM for the design and construction of Phase 1 of the Asanko Gold Mine, following a competitive bidding process.

The EPCM contract for the execution of Phase 1 of the Project was executed in January 2015.  For operational and management convenience, the off shore engineering and procurement (“EP Contract”) aspects of the services and the Ghanaian construction management (“CM Contract”) aspects of the services will be conducted under separate and distinct contracts.  The overall agreement is reflected in an umbrella agreement covering all EPCM activity. DRA has entered into the EP Contract and has agreed to guarantee the obligations of the CM contractor under the terms of the CM Contract.

Compensation under the EPCM contract is payable according to an agreed fee schedule tied to project milestones in conjunction with the schedule outlined in the 2015 Asanko Project Plan (as defined below).  Fees under the contract have a capped amount of approximately South African Rand (ZAR) 140 million and certain lump sum payments may be earned by the contractor for performance against schedule and project costs.  The other terms of the EPCM contract, including termination and force majeure clauses, are usual and customary for agreements of this nature.

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Phase 1 Mining Contract

In November, 2014 the Company completed a rigorous tendering process to select the mining contractor and has awarded the contract for the Nkran pre-strip plus the first year of mining operations (the “Mining Contract”) to PW Ghana Ltd (“PW”), a subsidiary of PW Mining International Ltd of Accra, Ghana, with extensive experience in West Africa.

The contract term is from January 2, 2015 through until December 31, 2016 and contemplates completion of all pre-stripping and mining activity in accordance with the 2015 Asanko Project Plan.  The Mining Contract is a schedule of rates contract with payment to be made according to the rates and prices contained within the agreement.  Agreed rates in the Mining Contract include fixed mobilization costs, a fixed monthly cost and unit rates (per tonne of ore or waste) for drilling, blasting, loading, hauling, grade control and ore re-handling.  Rates and prices include all things necessary to carry out the work as defined in the Mining Contract.  PW will supply fuel and tires for the operations, but the Company has reserved the right to free issue either when it deems fit.

Monthly payments in the Mining Contract are adjusted by an amount to allow for the increase or decrease in PW’s costs at the Project for labour, parts and services, and the monthly fixed cost (rise and fall).  Except with respect to labour cost, the variables in the rise and fall formula will be adjusted quarterly.  This adjusted formula shall then be applicable for the forthcoming quarter (i.e. no retrospective rise and fall will apply).  With respect to labour, rise and fall will apply when the salary/wage adjustments occur. The other terms of the Mining Contract, including penalty, termination and force majeure clauses are usual and customary for agreements of this nature.

Changes to Contracts

Asanko does not anticipate that it will be affected in the current financial year by renegotiation or termination of contracts that could materially affect the Company’s business plan.

Environmental Protection

The Company’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company’s current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2015, the Company had approximately 380 full-time employees, 92 temporary workers and 2,513 construction contractors employed across its site operations and corporate and regional offices.

Foreign Operations

Substantially all of the Company’s material mine development  operations are currently conducted in a foreign jurisdiction, Ghana, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as:  military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

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In the past, Ghana has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Asanko’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Asanko’s mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations and financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the Asanko Gold Mine or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Free carried interest to the Ghanaian government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006 (the “Ghanaian Mining Act”), (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owns the Esaase concession have been issued into the name of the Government of Ghana. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder and the 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Asanko Ghana but does not have to contribute to its capital investment. The Obotan Property which became indirectly owned by the Company in 2014 upon completion of its acquisition of PMI Gold Inc (described above) is also subject to the 10% free carried interest obligation in favour of the Ghanaian government. Subsequent to December 31, 2015, the Company completed a corporate restructuring of all its Ghanaian operating assets, which are now held by Keegan Resources (Ghana) Limited (“KRGL”), and as such 10% equity share lies with the Government of Ghana.

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Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years.

Reorganizations

The Company initiated a corporate restructuring for housekeeping purposes following the PMI acquisition.  The intention of the restructuring is to transfer all mining leases and concessions held by Adansi Gold Company (Ghana) Limited (“Adansi”) into KRGL.  In addition, KRGL will transfer the Asumura exploration concessions to a new subsidiary, Asanko Gold Exploration Ltd.  Asanko Gold Exploration Ltd. will become the company’s exploration vehicle in Ghana and continue to be owned 100% by Asanko Gold Barbados Inc.

Following the re-organization, KRGL will be renamed Asanko Gold Ghana Ltd. and will be the Company’s operating entity in Ghana, holding all of the assets of the Asanko Gold Mine.  Asanko Gold Ghana Ltd will be 90% owned by Asanko Gold Barbados Inc. and the Government of Ghana will have a 10% free-carried interest. In the future, the Company intends on winding up Adansi and PMI.

During February 2016 the Company received ministerial consent for the transfer of the Abore, Abriem and Adubea mining leases from Adansi to KRGL. All material and in force contracts were either novated or assigned pursuant to the transfer of the mining leases to KRGL.

Social and Environmental Policies

Corporate Social Responsibility (“CSR”) Policy

Asanko believes that corporate social responsibility is integral to meeting our strategic objectives as it will ensure we maintain our social license to operate, enhance our reputation with all our stakeholders, improve our risk management, reduce our cost of production and both directly and indirectly benefit the communities we operate in beyond the life of our mines.

The Company’s approach to CSR is based on the following principles:

i.

Complying with our corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen

ii.

Mitigating our impact on the environment

iii.

Maintaining a high level Health and Safety performance

iv.

Actively identifying opportunities to make a positive and meaningful contribution to the communities we operate in beyond the life of our mines

v.

Contributing to the economic and social development of our host countries

vi.

Developing our employees

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vii.

Adhering to our values and demonstrating them in our behaviour

Asanko follow these guidelines in our CSR conduct:

i.

We embrace the objectives of the African Mining Vision and are guided by the Global Reporting Initiative in our CSR reporting

ii.

We regularly engage with our stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before we act

iii.

We work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate

iv.

We hire local, regional and national residents and use goods and services from our local communities wherever possible, without compromising our quality and efficiency standards

v.

We uphold fundamental human rights and do not interfere or take sides in politics or social issues

vi.

We work with unified local committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements

vii.

We do not tolerate any unethical behaviour by any stakeholder involved in our business.

Environmental Policy

Asanko aspires to provide safe, responsible and profitable operations whilst ensuring sustainable natural resources development for the benefit of our employees, shareholders and host communities. We will endeavour to protect and conserve the natural environment for future generations.

In adopting the following principles, Asanko intends to drive continuous improvement and excellence in environmental performance.

i.

Asanko will communicate its commitment to excellence in environmental performance to our employees, contractors, government agencies and the community.

ii.

Asanko will comply with host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

iii.

Asanko will allocate the necessary resources to ensure we meet our reclamation and environmental obligations.

iv.

Asanko will strive to prevent pollution of air, land and water, and will implement appropriate waste management practices.

v.

Asanko will strive to be energy efficient in everything we do.

vi.

Asanko will explore opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

vii.

Asanko will develop and utilize an Environmental Management System that ensures prioritization, planning, implementation, monitoring, review and transparent reporting.

viii.

Asanko will routinely set and review environmental targets and performance for each project and report on progress to our employees, shareholders, government agencies and the community.

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RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Asanko that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.  These include widespread risks associated with any form of business and specific risks associated with Asanko’s business and its involvement in the gold exploration and development industry.

An investment in the securities of Asanko is considered speculative and involves a high degree of risk due to, among other things, the nature of Asanko’s business and the present stage of its development.  A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF.  The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties.  The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans.  In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2015, which is incorporated by reference into this AIF, investors should carefully consider the following risk factors.  Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

A summary of the principal risks we face are as follows:

•

the value of our reserves and the outlook for profitable mining from our operations is dependent on continuing strong gold prices, achieving our planned production rates and life-of-mine costs per ounce to mine and produce gold.  Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

•

the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove un-reliable or mistaken.  Our estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond our control;

•

mining risks which affect all companies in our industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

•

other general and specific risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

•

that the price of gold will neither fall significantly nor for a lengthy period in the foreseeable future;

•

that there will be no significant changes to Ghana’s mining or tax laws, or the imposition of exchange controls in Ghana that materially adversely affect the Company’s operations or changes in laws that could affect title to its Asanko Gold Mine;

•

that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

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•

that there will be no further material upheavals in world financial markets and that interest and exchange rates will remain relatively stable; and

•

that key personnel will continue their employment with the Company.

 Risks Associated with the Company

The exploration for and development of mineral deposits involves significant risks

Mineral resource exploration is a speculative business and involves a high degree of risk.  We have completed feasibility study work which outlines mineral reserves at the Asanko Gold Mine.  The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines.  Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation.  Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors.  These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection.  The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

The figures for mineral reserves and resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations and the prices of metals may render resources uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.  In addition, we may not be able to secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

The estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors.

There is no assurance that any anticipated level of recovery of gold reserves will be realized or will ever qualify as commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

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Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly from those estimated for a project prior to production

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing.  They typically require a number of years and significant expenditures during the development phase before production is possible.  The economic feasibility of development projects is based on many factors such as:

•

estimation of reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs.

Our projects have very limited operating history upon which to base estimates of future cash operating costs.

Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•

unanticipated changes in grade and tonnage of ore to be mined and processed;

•

unanticipated adverse geotechnical conditions;

•

incorrect data on which engineering assumptions are made;

•

costs of constructing and operating a mine in a specific environment;

•

availability and costs of processing and refining facilities;

•

availability of economic sources of power;

•

adequacy of water supply;

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•

adequate access to the site, including competing land uses (such as agriculture);

•

unanticipated transportation costs;

•

government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

title claims, including aboriginal land claims;

•

fluctuations in prices of precious metals; and

•

accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

No history of mining operations or profitability

The Company’s principal properties are in the mine construction stage.  As a result, Asanko is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities.  It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up.  Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability.  Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.  In addition, delays in the commencement of mineral production often occur.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national and local governmental authorities.  Although the Company currently holds all material approvals which it requires in order to carry out its current program on the Asanko Gold Mine, the Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop such property.  In particular, the Company has been granted the material permits to construct and operate the Phase 1 Project.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and

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permits that the Company does obtain, could increase the Company’s costs and delay its activities, and could have a material adverse effect on the Company.

A substantial or extended decline in gold prices would have a material adverse effect on our business

Our business is dependent on the price of gold, which is affected by numerous factors beyond our control.  Factors tending to put downward pressure on the price of gold include:

•

sales or leasing of gold by governments and central banks;

•

strengthening of the US dollar;

•

global or regional recession or reduced economic activity;

•

speculative trading;

•

decreased demand for industrial uses, use in jewellery or investment;

•

high supply of gold from production, disinvestment and scrap;

•

interest rates;

•

sales by gold producers in forward transactions and other hedging;

•

the production and cost levels for gold in major gold-producing nations; and

•

the cost level (in local currencies) for gold in major consuming nations.

Any substantial drop in the price of gold would adversely impact our future revenues, profits and cash flows.  In addition, sustained low gold prices can:

•

reduce revenues further as a result of production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

•

halt or delay the development of new projects; and

•

reduce funds available for exploration, with the result that depleted minerals are not replaced.

If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses.  As a result, we could lose our interest in or be forced to sell some of our properties.

The Company may be unable to repay its Indebtedness

The Company has debt which it will need to repay in accordance with the associated facility agreements. Should the Company be unable to repay these loans when due, the Company could face legal action by debt holders who can realize on the Company’s assets, resulting in a seizure and sale with loss to the Company.  Debt holders may obtain judgments and ultimately realize against the Company’s assets if the Company defaults in respect of the debenture obligations.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future

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environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition

Our activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety.  We must obtain governmental permits and provide associated financial assurance to carry on certain activities.  We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations.  These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities.  Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

It is not always possible to obtain insurance against all such hazards and the Company may decide not to insure against certain risks because of high premiums or other reasons.  Moreover, insurance against environmental pollution or other hazards as a result of exploration and production is not generally available to the Company, or to other companies in the mining industry, on acceptable terms.  Although the Company maintains insurance to protect against certain hazards in such amounts as it considers reasonable, its insurance will not cover all potential hazards associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations.  To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation.  Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations.  If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

Uncertainty of acquiring additional mineral rights

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration

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and development programs.  Mineral exploration is highly speculative in nature and is frequently non-productive.  Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.  In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  There can be no assurance that the Company will in future successfully acquire additional commercially mineable (or viable) mineral rights.

Risks Relating to the Value of Securities

Our Common Shares may experience price and volume volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost.  As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries.  The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Negative operating cash flow

The Company has had negative operating cash flow for all of its existence years, including 2015 its last financial year for which audited financial statements are available, and may continue to have negative operating cash flow in the future despite management’s estimates that 2016 will see the start of net positive cash flow.

If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer.  In that event, the market price of our securities would likely, absent positive catalysts, decline and investors could lose part or even of their investment.

MINERAL PROPERTIES

The Asanko Gold Mine

The following is a summary description of the development stage project known as the Asanko Gold Mine  and is a direct extract and reproduction of the summary, without material modification, contained in the technical report entitled “Asanko Gold Mine – Phase 2 Pre-Feasibility Study National Instrument 43-101 Technical Report” dated effective May 14, 2015, prepared by DRA Projects (Pty) Limited and authored by Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM,

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Doug Heher, B.Sc Eng (Mechanical), Pr Eng., Thomas Kwabena Obiri-Yeboah, B. Sc Eng (Mining), Pr Eng, John Stanbury, B Sc Eng (Industrial), Pr Eng., Charles J. Muller, B. Sc. Hons (Geology), B. Sc. Hons (Geology) Pr. Sci. Nat. and David Morgan, M.Sc. Eng (Civil), CP Eng, each of whom is an independent Qualified Person (the “2015 Asanko PFS”). The work and conclusions of the 2015 Asanko PFS are disclosed in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

All defined terms used in the summary below have the meaning ascribed to them in the 2015 Asanko PFS, and as a result may differ from the defined terms used elsewhere throughout this AIF.  The below summary is subject to all the assumptions, qualifications and procedures set out in the 2015 Asanko PFS and is qualified in its entirety with reference to the full text of the 2015 Asanko PFS, which has been filed under the Company’s profile at www.sedar.com.

Following the acquisition of PMI in early 2014, Asanko combined its Esaase Gold Project with PMI’s Obotan Gold Project to form the Asanko Gold Mine.  Asanko is intending to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI.  It is envisioned by the Company that the Esaase pit will be assessed for development in a second phase.  Phase 2 will be premised on processing ore from Esaase in an expanded Phase 1 processing facility, utilising much of the infrastructure of Phase 1.

Phase 1 of the AGM has been under development by the Company since August 2014 and the Company poured its first gold in January 2016.

Project Description, Location and Access

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana (Figure 5.1).  The Project concessions are owned 100% by Adansi, a 100% owned Ghanaian subsidiary of Asanko. The government of Ghana retains the right to take a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act.  The Esaase concessions are 90% owned by KRGL, a 100% owned Ghanaian subsidiary of Asanko, with the Government of Ghana owning 10% reflecting its free carried interest.

Asanko holds four mining leases (Table 5.1) as well as prospecting and reconnaissance licenses which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. These concessions cover an area of approximately 309.61 km2, between latitudes 6° 11' 54.985" N and 6° 35' 33.074" N, and longitudes 2° 4' 59.195" W and 1° 51' 25.040" W.

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the resources defined to date. All other concessions held by Asanko in the area contain exploration potential defined to date and in some instances locations for infrastructure. The EPA grants permits on a perennial basis to conduct exploration. On advice from Asanko, with respect to the Project areas, all permitting within the aforementioned governmental permitting structure is up to date and accounted for.

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Figure 5-1: The Asanko Gold Mine Location

Table 5-1: The Asanko Gold Mine Mining Licences

Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license
Esaase	KRGL	EPA/PR/PN/804	04/09/1990	03/09/2028	Mining area applied for
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest is reflected in a 10% ownership of the operating company, and the government has a right to 10% of any intercompany dividends paid by the subsidiary. The leases are also subject to a 5% royalty payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee.

There is no environmental liability held over Asanko for any of the AGM concessions relating to Phase 1 with the exception of project works to date.  There is a potential environmental liability on the Company’s Jeni River concession which was inherited with the acquisition of the Esaase concession and is reported in its December 31, 2015 financial statements as an Asset Retirement Obligation.

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi.  There are several local villages near the AGM site, the closest to the plant site is the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

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There are daily flights from Accra to Kumsi flown by several different airlines.  In addition, there is a small airstrip located adjacent to the Phase 1 infrastructure west of the Nkran village. Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80 metres above sea level, but the areas impacted by the AGM deposits generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the Wet Evergreen Forest Zone.

The Project is currently under construction and infrastructure is progressing.  Current site infrastructure consists of:

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An exploration office, core storage area and accommodation facility located just west of the village of Nkran;

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An exploration office, core storage area and accommodation facility located just north of the village of Tetrem;

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Infrastructure remaining from the operations of Amansie Resources Limited consisting of administrative buildings (fully renovated), a mine village equipped with a water treatment plant, that is partially habitable and a 33 kV power supply from the ECG sub-station at Gyagyatreso;

•

Communications currently available at the site are good. Vodafone has recently completed the installation of communication towers which have significantly improved network coverage on site;

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The section of the haul road between the Nkran Pit and Abore Pit south of the tar road, has been upgraded to serve as the main access road to the mine. This is a private (mine road) and does not pass through any minor village; and

•

Power supply infrastructure has suitable capacity to support the operation during construction.

The power supply for operations will be via a new 161 kV power line from Asawinso to site. The construction of this line is underway, including:

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Installation of a 161 kV power line from the GridCo sub-station at Asawinso to the site;

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Transformers on site to provide 11 kV to the plant; and

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Transformers on site to step up 11 kV to feed existing 33 kV circuits.

Water is readily available in the AGM area.  A ground water assessment of the planned Nkran and Adubiaso Pits was conducted based on an investigation that took place from April to June 2012 and included the drilling of eight investigation holes and the pump testing of six bores.

The results of this program indicates that the base load process raw water requirement of 7 litres per second could be supplied by two of the bores operating on a duty and standby basis with a third equipped as a spare.

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Potable water is available at both of the accommodation camps (Phase 1 and Esaase) and is more than adequate to provide potable water needs to the work force.

History

Nkran Area

Nkran appears to be quite important from the viewpoint of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day.

In the late 1980s, this prospect attracted the attention of consultant Dr. Alex Barko who recommended the area to one of his local client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL and Kiwi International Resources Limited.

By early 1995, resource estimates (measured, indicated and inferred) were reported as 4.8 Mt grading about 3.7 g/t for an in-situ gold content of close to 600,000 oz. A feasibility study was completed and a mining lease was granted in late 1995.  In May 1996 the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute Limited who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150 m at Nkran and to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4 Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. Mining operations ceased in 2002 due to low gold prices and the concessions were reclaimed and returned the Government of Ghana.

Abore Area

The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining licence (Asuadai prospect) at Adubea in 1991.

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect)

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

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Adubiaso Area

During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. There were no known historical workings on this area.

Asuadai Area

The Asuadai prospect has predominantly been worked by local artisanal miners who have undertaken minor pitting in the region down to 5 to 10 m through the oxide material to expose these stock work vein sets.  There were no known formal historical mining workings on this area.

Dynamite Hill Area

There was no historical exploration or mining activity known at Dynamite Hill.

Esaase Area

Artisanal mining has a long history in the Bonte Area, associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to Bonte Gold Mining (“BGM”), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko, then called Keegan Resources, signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments.

Geological Setting, Mineralization and Deposit Types

The geology of economic interest in Ghana is comprised predominantly of rocks of the Birimian and to a lesser extent of units belonging to the Tarkwaian. The Birimian consists of narrow greenstone (volcanic) belts, which are traceable for hundreds of kilometres along strike, but are usually only 20 to 60 km wide. The greenstone belts are separated by wider basins of mainly marine clastic sediments. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits, for which the region is well known, and often result in systems of gold-bearing quartz veins within the tightly folded Birimian-age sedimentary rocks.

The AGM concessions are located in the centre of the Kumasi basin, nearly equidistant between the north-west flank of the Ashanti Belt and the south-east flank of the Sefwi-Bibiani Belt, (Figure 5.2), and form part of the Asankrangwa Gold Belt, a complex northeast trending shear system, situated along the central axis of the Kumasi Basin, bearing quartz reefs and granitic intrusives, within a zone that is about 15 km wide, and may be traced for a northeast-southwest distance of some 150 km.

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Figure 5-2: The Location of the Asankrangwa Gold Belt in relation to the Ashanti and Sefwi Gold Belts

Gold mineralisation in the AGM area is hosted in Birimian metasediments and basin-type granites and is associated with major northeast striking, 5 to 40 m wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the northeast fault zones intersect major east- to northeast striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and Au geochemical trends.

The AGM area contains six major systems of gold-bearing quartz veins hosted by tightly folded and foliated Birimian-age altered sedimentary rocks, and basin-type granites within several well defined parallel structural corridors. The host rock package includes shale, siltstones, granites, and lesser feldspathic sandstones. The sedimentary packages are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone. The intrusive packages generally display less strain than the sedimentary packages. The mineralised quartz veins are syn- to post-kinematic, and generally form sets of sub-vertical to gently dipping veins, with the syn-kinematic veins folded about the dominant axial plane cleavage. The overall trend of the mineralised bodies is northeast with a moderate dip to the west. The vein arrays within these bodies have various orientations. The most common orientations are north striking with vertical dips.

Exploration

Asanko has undertaken extensive geophysical surveys (both ground and airborne), surface mapping and reconnaissance, data accumulation, reverse circulation drilling, diamond drilling and validation over the Abore, Asuadai, Adubiaso, Dynamite Hill, Nkran and Esaase concessions.

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The surface mapping study concluded that only 7% of Asanko’s highly prospective concession area had been explored historically. The study has provided a better understanding of the controls on the location of gold deposit formation and the expression of these controls in exploration data and a significant number of new exploration targets have been generated. The identified targets provide a clear opportunity for the exploration team and offer the potential for rapid delineation of new deposits and resource areas.

The 2015 exploration programme was designed to provide a cost effective validation of prospective targets, as well as establish a level of parity to the data coverage. To this end, an airborne geophysical survey was conducted during 2015 in order to infill areas not flown already, and importantly lay the foundation for contiguous geological and structural modelling of targets. Near surface oxide targets have been prioritized for investigation during the 2016

Drilling

Phase 1 Deposits

Drill traverses for all Phase 1 project areas are generally aligned perpendicular to the local NE-SW mineralised trends.

To date, a total of 1,947 holes have been drilled in the four deposits (Nkran 877, Adubiaso 327, Asuadai 143, Abore 463, and Dynamite Hill 137).

The resource drill hole spacing varies between the projects, from as small as 10 to 15 m across strike, and 15 to 50 m along strike (to define near mine surface projections of mineralisation). Drill coverage at depth is variable approaching the maximum drilled depth of 590 m from surface in drill hole RCD802A at the Nkran deposit.

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

Esaase

The drilling program conducted at the Esaase deposit focused mainly on the northwest striking gold bearing structures in the Esaase concession but in addition, targets on the Jeni, Dawohodo and Mpatoam concessions were drilled. The drilling program entailed both surface reverse circulation (“RC”) and diamond core (“DC”) drilling methods focused on the targets identified by soil sampling, trenching and geophysical interpretations.

A total of 1,496 drillholes were completed on the Esaase area. The vast majority of the drillholes into the west dipping mineralisation were collared at an orientation of approximately 100º (UTM). A small number of drillholes were drilled towards approximately 300º. Of these, 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

Sampling, Analysis and Data Verification

Phase 1 Deposits

RC samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site.

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For diamond drill core, after geological and structural logging, sampling was routinely taken at 2 m intervals downhole or to geological contacts, and 1 m samples are taken in the mineralised zones. Given familiarity with the mineralised zones at Nkran, routine 2 m sampling outside of the mineralised zones was replaced with sampling 5 m either side of the main mineralised zone, and where occasional alteration and veining are recognised.

Core was routinely photographed prior to cutting, then laid in single trays and labelled. Once logged, the core is marked for sampling and cut using a diamond blade saw.  Core is handled by several trained technicians during the cutting process.

After the core is half-cut, it is carefully placed in plastic bags marked with a unique sample number. A piece of flagging tape with the sample number was inserted into the bag for further reference and security.  Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory.  Sample bags are stapled before being dispatched.  All samples were firmly secured and locked in a designated sample room at PMI’s field office.  The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured.  The geologist was responsible at all times for their secure shipment to the laboratory.  The sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current mineral resource estimates.

PMI typically inserted random blank samples into the assay stream.  These blanks consistently returned very low assays.  Additionally, any samples in which visible gold was noted, during the logging or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallic, or a bulk cyanide leach assay.  In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

Comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data.  The assay labs utilised by PMI utilised their own in-house QC programs.  These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end of the rack; two duplicates selected randomly and positioned immediately under the original and one blank positioned randomly.

All sampling was carried out under the direct supervision of PMI senior personnel, either the president, VP of exploration, project manager, or the chief geologist.  All drill cores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices or sampling and storage facility in Nkran.  All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi.  All samples were analysed for gold, either by 50 g Fire Assay or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings.  Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated.  Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay.

The technical report authors are of the opinion that the QAQC undertaken by the three companies, RSG, PMI and Asanko, is adequate and that the current QAQC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

Inspections of the Company’s drilling techniques, sampling, logging procedures, density measurements, exploration data, resources review, geochemical sampling, data QAQC, data entry, and laboratory have been conducted, as well as site and assay laboratory inspections, with no serious issues with regard to any of the data identified. In addition, the database was reviewed and validated prior to commencing the 2015 Asanko PFS.  The conclusion was that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed on the various tenements of the Project, and the geological

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logging, sample preparation and analytical procedures conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory.

Esaase

The drill chips from the RC drilling program were collected in 1m intervals downhole via a cyclone which discharged into PVC bags. The collected samples were weighed prior to splitting and then were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. The RC chip material was stored in trays which were systematically compiled and logged with all bulk rejects stored at the Asanko Gold’s exploration camp in the village of Tetrem. All 1m interval samples were submitted for analysis.

For diamond drilling, the sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological or structural features. After December 2006, the sample interval was 1m intervals with the majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

The required interval was marked on the core and the sample cut in half by electric diamond blade core saw. The standard protocol is that the cut is made 1cm to the right in a downhole direction of the orientation line, with the left side being retained and the other half broken up for assay. In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

The structure orientations noted in the core were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics. The core was transferred from the trays and pieced together on a V-rail (angle iron) rack. The orientation line (bottom of hole), determined by the orientation tool recorded during drilling, was drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of metallurgical drillholes of approximately 28 oriented HQ3 core drillholes were drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

The sample recovery for the RC drilling averages approximately 34kg per metre drilled. Bulk sample weights (on a per metre basis) have been recorded in the database for approximately two thirds of all RC samples drilled. Sample recovery in DC drillholes was good although in the moderate to highly weathered saprolite and highly fractured and brecciated zones poor recoveries were experienced. Asanko Gold began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Recovery factors are unlikely to materially affect the accuracy and reliability of the results.

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The Asanko sampling procedures adopted for the drilling programmes are consistent with current industry best practise. Samples collected by DC drilling within the highly weathered zones are of moderate quality, with the remainder being of good quality. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noted.

A quality control twin drillhole exercise was undertaken to determine if any negative bias resulted in the DC drilling due to the use of water. A number of the DC drillholes had poor recovery in the highly weathered zone and potential exists to wash out fine gold and therefore underestimate the gold content. Four DC and RC drillhole pairs were suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

Asanko sampling protocols required samples to be collected in staple-closed bags, transported to the exploration camp to be collected by the laboratory vehicle, at which point the laboratory assumed responsibility and transported the consignment to the laboratory directly. The samples submission procedures were supervised by Asanko technical staff and the rapid submission of samples provided little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would have been readily recognised and investigated.

Mineral Processing and Metallurgical Testing

Metallurgical test work on Phase 1 deposits was initially carried out by AMMTEC Pty Ltd, AMDEL Ltd, Supaflo Technologies Pty Ltd, Analabs Pty Ltd and METCON Research Inc. The test work program was conducted on composite samples of drill core and reverse circulation drill chips from Nkran oxide and primary ore ores to obtain design comminution, gravity and leaching parameters.

A new metallurgical test work program was completed in February 2012. The results from this program included:

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Additional comminution and leaching characteristics of the Nkran primary ore at greater depth;

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Quantification of the cyanide detoxification requirements; and

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Thickener sizing data.

In addition to the above mentioned test work, test work was performed on Dynamite Hill material. This test work included:

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Comminution characteristics of Dynamite Hill oxides, transitional, and fresh material;

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Gravity circuit recovery of Dynamite Hill oxides, transitional, and fresh material; and

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Cyanide leaching of Dynamite Hill oxides, transitional, and fresh material.

A gravity circuit modelling report by Gekko Systems, based on previous test work on Nkran ore, has been referenced in the recovery assessment. The metallurgical design has been based on the results of the recent test work carried out Asanko, historical test work carried out by Resolute and Resolute historical operational results.

The Esaase deposit has been subjected to extensive metallurgical testwork programs carried out in four phases from 2008-2011, including:

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Diagnostic testing of oxide, transition and fresh materials in 2008-2009;

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Development of process flowsheet comprising comminution, gravity concentration and CIL on gravity tailings and variability testing between fresh and oxide materials in late 2009;

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Detailed design parameters for fresh and oxide ore types. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails conducted in 2009 and 2010; and

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Extended gravity testing to improve recovery of ultrafine sulphide associated gold. The process flow included comminution, gravity concentration and leaching of gravity concentrate, gravity concentration of mill product with spirals and CIL on thickened spiral concentrate.

As a result of the four phases of testwork the final 2011 process was specified to include SAG mill and secondary ball milling, gravity gold recovery from the milling circuit and spiral concentration of the milled product, at a grind dependant on ore type. The spiral concentrate would then be reground and recombined with the spiral tail for thickening and CIL gold recovery to improve cyanide amenability of the ultrafine locked component.

In 2012, Asanko conducted a fifth phase of metallurgical testing was designed to quantify the metallurgical recovery that could be achieved through the combination of:

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gravity recovery within the milling circuit;

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flotation recovery on the gravity tailings; and

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a leach on the flotation concentrates.

The selection of the optimum grind size for the primary grind is crucial to any gold process flow sheet as it sets the first limitation with regards to gold recovery thereafter. During phase 3 a grind optimisation trade off study suggested that a target grind of 80% passing (P80) 150μm, was adequate for the circuit which was revised to P80 = 106 µm during phase 4. All subsequent testwork for phase 5 was performed at P80 = 75µm as the evidence supported the benefit of a finer target grind size.

Amdel Metallurgical Laboratories in Perth was commissioned to complete the Phase 5 testwork, based on remnants of the initial testwork core samples to reinvestigate the option of gravity/float/CIL processing and to address the issue of grind size in more detail.

A new series of metallurgical test work was undertaken in 2015 under the management of DRA to investigate co-processing of the ores from Asanko Phase 1 and Esaase. The Asanko Phase 2 test work programme was undertaken by the Perth based, ALS and was designed with the objective of evaluating the metallurgical response of a gravity-CIL circuit, (as per the Asanko Phase 1 design) and a gravity-flotation-CIL circuit (as per the Esaase PFS design) when treating blends of Esaase and Obotan ore. The findings of this test work were in agreement with the findings of previous testing on both Esaase and Obotan. Oxide ore types were found to achieve the best recovery when treated in a gravity-CIL circuit while Fresh ore achieved the highest gold recovery in the gravity-flotation-CIL circuit.

Testing on blends of Nkran and Esaase fresh material indicated that total recovery for the flotation circuit increased when the fineness of grind was increased from 106 µm to 75 µm. Total gold recovery of 92.7% with a final residue grade of 0.17 g/t and a 6% mass pull was achieved for a bulk flotation test at a grind of 75 µm on a blend composite containing 25% Nkran fresh and 75% Esaase fresh.

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Mineral Resource and Mineral Reserve Estimates

The total Mineral Resources for the AGM are shown in Table 5.2.  For the Phase 1 Mineral Resources (Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) a 0.8 g/t cut-off was used. For Phase 2 Mineral Resources (Esaase) a 0.6 g/t cut-off was used.

Cautionary Note About Mineral Resources

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.  The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.  Readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Table 5-2: Asanko Gold Mine Mineral Resources as at April 2014

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnage Mt	Grade G/T	Content Moz	Tonnage Mt	Grade G/T	Content Moz	Tonnage Mt	Grade G/T	Content Moz	Tonnage Mt	Grade G/T	Content Moz
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities were used per mineralized zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated

Conversion from gr to oz – 31.10348

The 2015 Asanko PFS meets the customary industry criteria for a pre-feasibility study as well as those of the Canadian Institute of Mines, Metallurgy and Petroleum whose criteria are incorporated as the standard under NI 43-101. The 2015 Asanko PFS reports a Mineral Reserve for the Project based on the associated Mineral Resource estimation, dated September 2014 by CJM Consulting. While reserves were previously estimated for the Esaase Project in 2012 when it was a stand-alone project no Mineral Reserves are currently assigned to the Esaase deposit because it is the subject of the Phase 2 PFS and until that feasibility work supports a reserve estimate none will be made.

Page | 36

DRA generated optimised pit shells for the Project based on the material reported as Measured and Indicated Mineral Resources only. Metallurgical recoveries have been provided by DRA based on analysis of past test work, operational results and more recent test work. Five separate pit designs were developed from the optimised pit shells, Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai.

Table 5-3 summarises the ore reserve statement based on the work undertaken as part of the Phase 1 Definitive Project Plan and the Phase 2 PFS. The reported numbers are based on an assumed long term gold price of US$1,300/oz.

Table 5-3: Summary of Asanko Gold Mine – Phase 1 and 2 Ore Reserve Statement

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	Moz
Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
Total Phase 1	Proven	15.5	2.26	1.13
	Probable	21.0	2.07	1.39
	Total	36.5	2.15	2.52
Esaase	Proven	22.5	1.40	1.01
	Probable	37.9	1.42	1.72
	Total Phase 2	60.4	1.41	2.73
Total AGM	Proven	38.0	1.75	2.14
	Probable	58.9	1.64	3.11
	Total	96.9	1.69	5.25

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The grades and tonnes reported have been modified by applying mining recovery and dilution based on orebody geometry and mining methodology. This equates to both a mining dilution as well as an ore loss of 5%.

Mining Operations

Mining

The Project is based on an open pit contractor mining operation and a 3 Mtpa processing plant using conventional CIL technology. The primary source of feed material for the CIL plant is the Nkran pit, with satellite pits at Adubiaso, Abore, Dynamite Hill and Asuadai providing additional feed.

A detailed LoM plan was developed for Phase 1 using the CJM technical report as of September 30, 2014 filed on SEDAR October 24, 2014 comprising 3.54 Moz of gold in the Measured and Indicated category with an average grade of 2.2 g/t gold at a 0.8 g/t gold cut-off.

All Phase 1 deposits will be mined utilising conventional truck and shovel method. Ore and waste will be drilled and blasted, then loaded and hauled to either the Nkran ROM pad, direct tip into the crushing facility at Nkran, placed on pit rim stockpiles for the remote deposits, or placed on waste rock storage facility with 90 tonne haul trucks. A single fleet of mining equipment will be shared between all deposits. The project is to be mined utilising modern technology with proven success, with no requirement for untried, or untested technology. For the pits Adubiaso, Abore, Dynamite Hill and Asuadai, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran.

Nkran will commence production first. This will assist in keeping the pre-stripping volumes low and delivering higher mill feed grades early in the project life.

Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill has been commissioned. During this first year, ore that is mined will be stockpiled. This material has been utilised in the production schedule, however it is expected once the processing facility is constructed this material will be utilised as commissioning material.

The mining of all five Phase 1 deposits runs for a period of approximately 12.5 years based on the current production schedule. The peak production requirements are 26 Mtpa (total material movement).  Ore mining at Esaase is expected to commence in Q3 2017 and continue for a period of 11 years with peak mining requirements for the combined phases of 45 Mtpa.

Processing and Recovery Operations

Process Plant Design

The Asanko Phase 1 processing plant design is based on a typical single stage crushing, SAG and SABC followed by a CIL plant, to treat 3 million tonnes per annum of material sources from the Obotan pits. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product, (cyclone overflow) will gravitate to a pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold bearing

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slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. Weak Acid Dissociable cyanide (“WAD”) concentration will be reduced in a single tank by means of Sodium Meta Bi Sulphite (“SMBS”) and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”). Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split Anglo American Research Laboratories (“AARL”) procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

Figure 5.3: Asanko Phase 1 Process Flow Sheet – 3 Mtpa CIL Plant

Phase 2 of the Asanko Gold Mine Project includes the addition of a 5 Mpta flotation plant consisting of a ROM handling and two stage crushing circuit located at the Esaase mining site, followed by an overland conveying circuit to transport the crushed material to the Obotan processing site where the gravity recovery, milling, flotation, concentrate regrind and CIL circuits will be located. Provision is made for intermediate stockpiling and interlinking conveyors between the AGM Phase 1 whole ore leach circuit and the AGM Phase 2 flotation circuit expansion to allow for optimisation of the different ore types to be fed to either of the two processing facilities, in order to optimise recoveries and processing plant operating costs for the different ore types.

In addition to the above, the Asanko Phase 1 circuit will be operated at a maximum of 3.8 Mtpa by processing additional oxide material. The whole ore leach circuit design will further remain as described above with additional leaching capacity.

The AGM Phase 2 flotation plant design makes provision for a ROM handling and two-stage crushing circuit located at the Esaase pits, from where the crushed material will be conveyed overland to the AGM Phase 1 processing site.

The crushed oxide material will feed onto an intermediate stockpile from where the material can either be fed to the CIL plant milling circuit or to the flotation plant milling circuit. The crushed fresh material will feed directly to a live stockpile from where it is fed to the flotation plant ball milling circuit. Provision is made for a secondary crushing stage of the Obotan fresh material from the CIL plant live stockpile, after which the material will be of a suitable size fraction to be fed to the flotation plant fresh ore stockpile prior to feeding to the flotation plant ball milling circuit. This ore handling arrangement makes it possible to feed oxide material from the Esaase pits to the CIL circuit and to feed fresh material from the Obotan pits to the flotation circuit.

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The flotation plant ball milling circuit operates in closed-circuit with a classification cyclone cluster. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to the flotation circuit. The flotation circuit consists of 7 rougher flotation cells in series. The concentrate produced by the flotation circuit gravitates to a collection tank from where it is pumped to the pre-leach thickener. The pre-leach thickener underflow product will be pumped to the secondary gravity recovery circuit to recover any coarse free gold prior to regrinding. The secondary gravity circuit tailings stream is pumped to the concentrate regrinding circuit, where the concentrate is milled using a stirred media mill. The regrind concentrate product is then pumped to the concentrate CIL circuit, consisting of a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the concentrate CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. WAD concentration will be reduced in a single tank by means of SMBS and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified concentrate tailings are then pumped, together with the flotation circuit tailings, to a common 8 million tonne per annum tailings storage facility (shared with AGM Phase 1 circuit).

Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services. Services will be shared with the Asanko Phase 1 processing plant as far as possible.

Figure 5.4: Asanko Phase 2 Process Flow Sheet – 3.8 Mtpa CIL Plant and 5 Mtpa Flotation Plant

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Gold Recovery

Based on the metallurical test work, as well as operational experience for previously mined deposits overall gold recoveries for the conventional gravity / CIL flow sheet are shown in Table 5-4 below.  Esaase recovery is based on gravity/flotation/ CIL processing.

Table 5-4: Predicted Gold Recovery

Composite	Phase 1 Obotan Definitive Project Plan (DPP)	Phase 2 Obotan and Esaase Combined
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

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Production Schedule

The production schedule developed for the Project is included in Table 5-5. The Phase 2 PFS is expected to develop an integrated production schedule for all deposits of the AGM, including Esaase, if feasible.

Table 5-5: Production Schedule

			2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
		LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
CIL Circuit Feed
Esaase Laterite/Oxide	('000t)	14 309		1 387	2 348	2 720	2 880	3 040	712	204	198	423	398
Esaase Transitional	('000t)	4 035							2 170	1 342	356	167
Esaase Fresh	('000t)
Obotan Laterite/Oxide	('000t)	1 237	58	235	372					342	186	44
ObotanTransitional	('000t)	1 234	58	12						308	693	162
Obotan Fresh	('000t)	21 409	2 884	1 765	680	680	720	760	920	1 578	2 041	2 702	3 000	3 000	679
Total Tons to CIL	('000t)	42 224	3 000	3 400	3 400	3 400	3 600	3 800	3 802	3 774	3 473	3 498	3 398	3 000	679
CIL Feed Grade	g/t	1.76	2.15	1.85	1.68	1.63	1.48	1.4	1.47	1.76	1.8	1.88	2.01	2.15	2.24
Recovery Estimate (Discounted)%		91.10%	88.10%	90.90%	90.10%	91.00%	90.00%	89.50%	88.50%	90.70%	91.50%	92.10%	92.60%	93.10%	108.40%

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			2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
		LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
Flotation Circuit Feed
Esaase Laterite/Oxide	('000t)	1 067			551	426	46								44
Esaase Transitional	('000t)	2 484			218	1 421	622	159							63
Esaase Fresh	('000t)	35 812			2	816	3 212	1 749	4 952	4 945	4 043	4 164	4 910	5 000	2 018
Obotan Laterite/Oxide	('000t)	0
ObotanTransitional	('000t)	926			695	188									43
Obotan Fresh	('000t)	11 699			3 283	1 974	1 120	3 092	48	55	957	836	90		244
Total Tons to Flotation	('000t)	51 988			4 750	4 825	5 000	5 000	5 000	5 000	5 000	5 000	5 000	5 000	2 413
Flotation Feed Grade	g/t	1.66			2.17	2.13	1.82	1.98	1.29	1.53	1.41	1.37	1.26	1.37	2.26
Recovery Estimate (Discounted)%		90.60%			89.10%	90.60%	89.60%	92.20%	91.30%	92.30%	88.50%	88.30%	91.10%	91.70%	93.30%
Combined AGM Phase 2 Production	('000t)	94 212	3 000	3 400	8 150	8 225	8 600	8 800	8 802	8 774	8 473	8 498	8 398	8 000	3 092
Combined Feed Grade	g/t	1.71	2.15	1.85	1.97	1.92	1.68	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery Estimate (Discounted)%		90.90%	88.10%	90.90%	89.50%	90.70%	89.80%	91.20%	90.00%	91.60%	89.90%	90.10%	91.90%	92.40%	96.60%

Note: Recovery in first and last year adjusted for inventory lock-up.

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Tailings Storage Facility (TSF)

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 86 ha for the Stage 1 TSF increasing to 309 ha for the final TSF. The TSF is designed to store total 33 Mt for Phase 1 with further raises required during Phase 2 expansion. Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.

The design incorporates an upstream toe drain and basin underdrainage system in low lying basin areas to improve performance of the TSF. The under-drainage system comprises a network of collector and finger drains. The toe drain and underdrainage system drain by gravity to a collection sump located at the lowest point in the TSF.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

Monitoring bores are being installed around the TSF, to constantly monitor water quality of the samples withdrawn from them. This will allow any seepage, or contamination to be detected, and will trigger the mitigation measures to be outlined in the TSF Management Plan.

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream portions of the embankment will be raised annually by an earthworks contractor with the bulk embankment fill being placed as part of the mining operations on an ongoing basis.

The TSF design utilises a beach angle that has been verified by laboratory testing, and the overall design is regarded as conservative, with no unique, or unusual design parameters, or methodologies utilised in the design. The use of downstream raise construction methods promote embankment stability, which has been demonstrated by the high factors of safety obtained for the stability assessment.

 Infrastructure, Permitting and Compliance Activities

Environmental and Social

The Company completed a Scoping Report and the Environmental and Social Impact Assessment (ESIA) of the Project and developed the Environmental and Social Impact Statement (ESIS) which was submitted to the EPA and subsequently approved.

Detailed baseline studies were completed and this provided the required level of information for development of the ESIA.

Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies were completed and reports generated. Traffic, socio-economic and medical surveys were likewise completed.

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The Company also completed an ESIA and ESIA for Esaase that has been submitted to the EPA for final approvals, which are still pending.  The Environmental and Social studies will be expanded to include the integration of Phase 1 and Phase 2 during the development of the Phase 2 DFS.

Survey and Baseline Study Results

Results from the various surveys and baseline studies across all of the areas of the AGM have indicated:

•

Dust levels will increase, requiring monitoring and mitigation by spraying roads and other dust generation surfaces;

•

Noise levels close to the Project site will increase, a noise monitoring regime has been established to assess the exposure of employees and the local population to noise generated from the Project activities and, if necessary, to take corrective action promptly by intensifying, or changing the mix of the mitigation measures;

•

Metal contamination in the environment has been assessed, and the results indicate no long-term effects from previous mining activities. Closure of the site and prevention of access to some areas will be carried out so as to minimise any potential impacts;

•

Cyanide in the environment will be mitigated by detoxification prior to release to the TSF, all waters arising from the TSF will be returned to the plant;

•

There is no evidence of acid formation from the wastes generated during the previous operation, and therefore it is reasonable to conclude that the project wastes are unlikely to have an effect on the surrounding areas soil;

•

Effects on local suspended solids and turbidity will be mitigated by the use of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures;

•

Significant local contamination of water with coliform exists. Adequate ablution facilities will be constructed for the project with all sewage treated before discharge. This discharge will also be monitored to ensure that coliform water discharge levels are met;

•

The current phosphate concentrations in the Nkran and Adubiaso Pits are higher than the EPA guideline for phosphate. These pits will be dewatered and the phosphate levels downstream of the Project may be elevated for a limited period;

•

Damage from drilling and blasting activities will be limited by carefully developed drilling and blasting designs together with blasting practices (evacuation and guarding) that will be deployed to minimise damage and eliminate safety risks;

•

Effects on flora and fauna will be negligible, the results of the baseline fauna and flora study indicate the project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. The separate aquatic flora assessment does not identify any species or areas that require specific attention, or actions. The areas affected by mining and processing are only 8% of the total licence areas, and the vast majority of the areas (waste dumps and TSF) will be rehabilitated to current levels, or better;

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•

Similarly the soil in the area has been degraded by previous activities, waste from the plant will be sequestered and rehabilitated to ensure that it does not further contribute to the soil contamination;

•

Heritage sites have been identified and will be protected;

•

Famers will be recompensed if their land is to be affected by the operation, and after rehabilitation the land will be returned to the landowners; and

•

The effect of the Project on the galamsey activities will be minimal, limited to the need for the galamsey to vacate the areas required for pits, waste dumps, roads and the TSF.

Trade will be positively affected, and it is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

The survey and baseline studies for the Phase 2 conveyor route will be completed during the Phase 2 DFS.

Approvals and Community and Government Consultation

Adansi held a public forum as part of the environmental permitting for Phase 1 in July 2012. This was preceded with consultation with several stakeholder groups across the project area and consequently obtained the EPA environmental permit for the Project.  KRGL held a public forum for Esaase in November 2013 and applied for its environmental permit in early 2014.  The permitting process was put on hold following the merging of the two projects into the Asanko Gold Mine in early 2014.

The Company engages with stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest.  The Company also engages with local government and village leaders, including:

•

Amansie West District Assembly;

•

Ministry of Food and Agriculture;

•

Ghana Health Service;

•

Land Valuation Board;

•

Ghana Environmental Protection Agency;

•

Forestry Commission;

•

Minerals Commission;

•

Inspectorate Division of Minerals Commission; and

•

Water Resources Commission.

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Capital and Operating Costs

Operating Costs

The LoM cash operating cost of the AGM is estimated at US$670/oz. See Table 5.6. All-In-Sustaining Costs (“ASIC”) per World Gold Council guidance are US$798/oz, which places the AGM in the lowest quartile of industry costs.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Table 5.6: Cash Operating Costs

Description	Obotan (Phase 1) (US$/oz)	AGM (Phase 1&2) (US$/oz)
Ore Mining	348	368
Processing	210	243
General and Administrative	83	55
Refining	4	4
Cash Costs	645	670
Royalties	65	68
Sustaining and Deferred Capex	19	23
Corporate Overhead	35	24
Interest on Project Debt	17	13
All-in Sustaining Cash Costs	781	798

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to US$22.75 million). The engineering has been developed to support a capital cost estimate to a nominal accuracy of -/+10% (See Table 5.7).  At the time of writing of this report, approximately 50% of the capital works for Phase 1 have been undertaken.

The expansion of the processing plant and infrastructure for Phase 2 is estimated to require an additional US$270 million in capital. The cost is inclusive of all infrastructure and indirect costs required for the

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Project including allowances for contingencies and estimating inaccuracies of 8.5% in aggregate (amounting to US$27 million). The engineering has been developed to support a capital cost estimate to a nominal accuracy of -/+15%.

Table 5.7: Capital Costs

Asanko Gold Mine	Capital Estimate (US$ million)
Process Plant	85
Mining (pre-production costs)	71
Power Infrastructure	18
Buildings, offices and accommodation	12
TSF, WRD, ROM, water supply, civil works	23
CSR, Owners Team, G&A	47
Indirect including EPCM	16
Sub Total Phase 1	272
Contingency and Estimating Inaccuracies	23
Total Phase 1	295
Process plant expansion	83
Crushing and conveying infrastructure	92
Other infrastructure	30
Indirect including EPCM	38
Sub total Phase 2	243
Contingency and Estimating Inaccuracies	27
Total Phase 2	270
Grand Total Phase 1 and Phase 2	565

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 Economic Analysis

A cash flow based financial evaluation has been undertaken based on a gold price of US$1,300/oz., the summary of which is presented in Table 5.8 and Table 5.9. The analysis has been prepared by Cresco based on inputs from other parties, namely DRA and Asanko Gold. All economics are shown after tax and appropriate royalties payable and on a 100% basis. Corporate tax in Ghana is 35%.

Table 5-8: Summary of Financial Outcomes

Key Project Physicals
Ore Mined	Mt	94.2
Average Grade	g/t	1.71
Gold Sold	Moz	4.69
Mine Life	Yrs	12.5

Table 5-9 - Summary of Key Project Financials After Tax and Royalties on a 100% Basis

Key Project Financials		Base Case
Gold Price	US$/oz.	1 300
NPV (5%)	US$M	770
IRR	%	27
Payback	Years	3.1

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price shown in Table 5.10.

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Table 5.10 Gold Price Sensitivity – NPV and IRR

	Discount Rate
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.3%
1,200	725	574	510	452	399	22.6%
1,300	952	770	692	621	557	27.3%
1,400	1,180	965	873	790	714	31.7%
1,500	1,407	1,160	1,054	958	871	35.9%
1,600	1,634	1,355	1,235	1.127	1,029	39.9%

The project is less sensitive to changes in capital and operating expenditure than to the gold price

Gold Offtake and Sale Agreement

In October, 2013 (as amended in July, 2014), the Company entered into an offtake agreement with Red Kite in connection with the Debt Facility, pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production from the AGM to a maximum of 2.22 million ounces. Red Kite is to pay for 100% of the value of the gold ten business days after shipment. A provisional payment of 90% of the estimated value will be made one business day after delivery. The gold sale price will be a spot price selected during a nine day quotational period following shipment. The Company can terminate the offtake agreement prior to satisfaction of the conditions precedent for the Project Facility by repaying all amounts outstanding under the Debt Facilities, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the Debt Facilities as well as the amount of gold delivered under the offtake agreement at the time of termination.

 Exploration, Development and Production

Phase 1 was approved by the Company’s Board of Directors in July 2014 and DRA was awarded an EPCM contract immediately following approval. Contractor mobilization to site occurred in August 2014 and Phase 1 development activity currently underway includes:

•

Plant terrace completed;

•

161 kV line started in December 2014, to be completed in September 2015;

•

Tailings dam construction started in October 2014;

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•

The contractor’s camp completed;

•

Pit dewatering start December 2014 and is expected to continue for 10 months;

•

The mining contractor mobilized to site in December 2014 and is currently clearing the pre-strip area around the Nkran pit;

•

SMP construction started January 2015;

•

Nkran pre-strip mining and ROM pad started;

•

Electrical and Instrumentation installation contractor site established May 2015;

•

Piping installation contractor site established May 2015; and

•

The major project milestones are as follows:

o

Commissioning start – February 2016

o

Steady state production of 190,000 oz Au per year average – Q3 2016.

For the integration of Esaase, the Company expects to conduct a DFS by Q3 2016. Pending a positive outcome, meeting permitting requirements, and an investment decision by the Company’s Board of Directors, construction on the Phase 2 expansion could begin in Q3 2016 with steady state operation of over 400,000 oz Au per year of gold by Q1 2018.

The Company plans to carry out minor exploration activity during 2016 with the objective of identifying further oxide resources within trucking distance of the Phase 1 processing plant.

The Asumura Property

The Asumura Property is without known reserves and the work being done by Asanko is exploratory in nature. Asanko’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area. The Asumura Property is not material to Asanko.

 Location

The Asumura Property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

|Accessibility, Climate, Infrastructure and Physiography

The Asumura Property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

Annual rainfall is between 58 inches and 78 inches and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September to October.

The closest town, Goaso, is about 24 miles away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and an internet café with satellite dish.

The Asumura Property is sparsely populated.

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History

The Asumura Property was once licensed by Anglo American Plc., an unrelated public company. Asanko is unaware of any surface exploration that Anglo American carried out in the area.  There are no recorded mineral resources, reserves, or production from this property.  When Asanko entered into the option agreement with GTE, there were no known exploration samples of any kind taken from the property.  Zaknet, Inc., a private Ghanaian company unrelated to Asanko, acquired a reconnaissance concession from the Ghanaian government in 2003.  They quit, claimed the property to GTE in 2004 and Asanko entered into an option agreement with GTE in 2005.

 Geological Setting

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing.  The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

Exploration

The Asumura Property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Asanko entered into an agreement with GTE which allowed Asanko to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling $1 million, delivering cash payments totaling $100,000 and delivering shares of Asanko totaling $100,000 in value over a period of three years. GTE retained a 3.5% NSR, 50% of which may be purchased for $2 million by Asanko.  The Ghanaian government is also entitled to claim a 5% revenue royalty after the property is converted to a mining license. The Ghanaian government is also entitled to a 10% free carried interest in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

The exploration license allows Asanko permission to trench and drill on the property, providing Asanko obtains a permit from the EPA.  Asanko obtained its permits for 2006 in January 2006 and has renewed these permits annually from 2007 up to 2012.

Asanko initially explored the concession using stream sediment techniques.  After discovering significant stream sediment anomalies, Asanko conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments.  Asanko subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization (“IP”) geophysical surveying.  The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries.  The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Asanko received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

The Company began drilling at the Asumura Property shortly after receiving the approval from the Ghanaian government. Asanko drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core

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holes.  Asanko discovered from 10-30 meter widths of 0.5-1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

Subsequent to the initial drilling, Asanko was able to obtain aeromagnetic geophysical data for the entire property that caused Asanko to prioritize the existing Mangoase area and to identify a new potential mineralized structure: the Bia structure, which underlies the previously described topographic depression transcending the length of the property.  This zone had not been previously explored due to alluvial cover.

In July 2007, the Company discovered the NW anomaly, which coincides with a large regional north east trending fault coincident with an aeromagnetic break in the northwestern portion of the property. The anomaly is over 5.5 km long and varies from 300 -- 500 meters wide and is defined very consistently by Au values obtained in the low lying, deeply lateritic soils.   In January of 2008 the company released auger results of up to 5900 ppb Au from the NW zone, following up on the previously mentioned soil anomalies

In March of 2008, the company conducted a small reverse circulation reconnaissance drilling program.  An intercept of 14 meters of 14.48 g/t Au was intersected on the NW structure.

In April of 2008, Asanko obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura Property. The Company completed surface exploration during April and September of 2008 comprising stream sediment and soil sampling on the Mt. Olives reconnaissance concession along with a continuous program of soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program consisted of auger sampling and testing of soil anomalies along the NW, Mangoase, Wagyakrom Spur and Bia anomalies and a regional gravity survey (conducted by Newmont Mining Corporation under a confidentiality agreement) in order to obtain a gravity map for the entire concession. These programs identified drill worthy targets and Asanko designed a drill program and has since proceeded to drill.

Mineralization

The area is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The Asumura Property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

Drilling

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The Company spent $1.45 million on Asumura Gold Property for the year ended March 31, 2011.

With the completion of the field program in March 2011, management focused on reviewing its technical data to determine the next phase for the project.

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There are have been no significant exploration expenditures incurred on the Asumura Property since the completion of the March 2011 field program.

Exploration activities are currently on care and maintenance.

DIVIDENDS AND DISTRIBUTIONS

Asanko has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation.  Asanko currently expects to retain any potential future earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the Business Corporations Act (British Columbia) (the “BCBCA”), the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Asanko’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Asanko’s authorized capital consists of an unlimited number of Common Shares without par value.  At December 31, 2015, there were 196,995,607 Common Shares issued and outstanding. As at March 17, 2016, there were 196,995,607 shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders.  The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Asanko.  If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Asanko’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Asanko’s remaining property.

Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain Government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Asanko shareholders.

PRIOR SALES

From January 1, 2015 to December 31, 2015 the Company issued the following securities, which securities are outstanding but not listed or trading on any marketplace:

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Date of Issuance	Type of Security	Exercise Price/Price per Share	Number of Securities
January 22, 2015	Stock option	C$2.08	3,821,000
February 5, 2015	Stock option	C$1.93	300,000
August 2, 2015	Stock option	C$1.85	200,000
April 30, 2015	Stock option	C$1.83	150,000
June 9, 2015	Stock option	C$2.00	300,000
November 27, 2015	Stock option	C$2.03	100,000
December 30, 2015	Stock option	C$2.08	250,000
December 21, 2015	Warrant	US$1.83	4,000,000

 MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX and NYSE MKT under the symbol “AKG”.

The following table sets out the low and high sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX for the months indicated (Canadian Dollars) and NYE MKT for the months indicated (US Dollars).

Month	TSX Price Range		Total Volume
	High (C$)	Low (C$)
January 2015	2.24	1.71	14,693,900
February 2015	2.14	1.77	6,132,600
March 2015	2.00	1.59	9,388,000
April 2015	1.99	1.67	11,694,200
May 2015	2.14	1.73	5,606,200
June 2015	2.40	1.89	8,098,500
July 2015	2.49	1.81	7,361,200
August 2015	2.55	1.90	9,524,000
September 2015	2.27	1.83	11,359,100
October 2015	2.54	1.90	20,024,000
November 2015	2.30	1.97	7,383,700
December 2015	2.17	2.08	19,189,400
January 2016	2.37	1.85	7,740,300
February 2016	2.95	1.93	15,511,400

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Month	NYSE MKT Price Range		Total Volume
	High (US$)	Low (US$)
January 2015	1.86	1.46	5,358,000
February 2015	1.72	1.40	3,503,600
March 2015	1.60	1.25	2,622,100
April 2015	1.60	1.38	2,428,100
May 2015	1.72	1.44	2,403,500
June 2015	1.94	1.52	2,448,700
July 2015	1.96	1.40	2,565,900
August 2015	1.94	1.43	2,835,400
September 2015	1.72	1.37	2,503,200
October 2015	1.92	1.44	3,368,000
November 2015	1.76	1.48	2,022,300
December 2015	1.58	1.31	4,523,400
January 2016	1.68	1.27	2,175,600
February 2016	2.14	1.35	5,021,900

 DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Asanko’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Asanko expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
COLIN STEYN Chairman,Director London, UK

Businessman involved in managing public companies, Director of the Company; past Chief Executive Officer of LionOre Mining International, Ltd; past Director of Mantra Resources Ltd; Past Non-Executive Chairman of Coalspur Mines Ltd; past Director of Mirabela Nickel Limited;

October 15, 2012
MARCEL DE GROOT(3)(4)(6) Director British Columbia, Canada

Businessman involved in managing public companies, Director of the Company; President and Director of Lowell Copper Ltd.; Director of Anthem United Inc.; Past Chairman and Director of Luna Gold Corp.; Past Director of Underworld Resources Inc., Esperanza Resources and Premier Royalty.

October 1, 2009
WILLIAM SMART (4)(6)(7) Director London, UK	Businessman involved in managing public companies, Director of the Company; past Director of Mantra Resources Ltd; past Director of Coalspur Mines Ltd.	November 11, 2015

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GORDON J. FRETWELL(3)(4)(6) Director British Columbia, Canada

Lawyer, Director of the Company; Director of Northern Dynasty Minerals Ltd., Coro Mining Corp, Curis Resources Ltd, Lignol Engery Corp, Quartz Mountain Resources Ltd and Auryn Resources Inc.; Past Director of Benton Resources Corp.

February 24, 2004
MICHAEL PRICE(3)(7) Director London, UK	Businessman involved in managing public companies, Director of the Company; Director of Eldorado Gold. Corporation; and past Director of Buffalo Coal Corporation	February 6, 2013
PETER BREESE(5)(7) Chief Executive Officer, President and Director Gauteng, South Africa

Businessman involved in managing public companies, Chief Executive Officer, President and Director of the Company; past Director of Rockridge Capital Corp.; past Chief Executive Officer  and Director of Mantra Resources Limited; past Director of Coalspur Mines Limited.

October 15, 2012
SHAWN WALLACE Director British Columbia, Canada

Businessman involved in managing public companies, Director of the Company; Past Executive Chairman and Chief Executive Officer of the Company; Chief Executive Officer, President and Director of Auryn Resources Inc.; Past Chairman and Director of Cayden Resources Inc.; Director of Stratton Resources Inc; and past Director of Full Metal Minerals Inc.

March 3, 2010
GREG MCCUNN(5) Chief Financial Officer and Corporate Secretary British Columbia, Canada	Chief Financial Officer of the Company and past Chief Financial Officer of Farallon Mining Ltd.	April 4, 2011

Notes:

(1)

The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2)

Each of the Company’s directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed.  The Company’s officers serve at the determination of the Company’s board of directors.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Member of the Disclosure Committee.

(6)

Member of the Nominating and Governance Committee.

(7)

Member of the Operations, Health & Safety Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 4,310,789 common shares representing approximately 2.2% of the issued and outstanding common shares of the Company

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014.  On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators.  Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented  through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by  Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Price was a non-executive director of Q Resources plc. until January 2012. In November 2014, Q Resources plc. entered voluntary liquidation. In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

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Conflicts of Interest

Directors and officers of Asanko  are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve.  This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk.  Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's properties may be affected except.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Asanko’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year. Insiders of the Company participated in the 2015 bought deal offering but on the same terms as all other investors.

TRANSFER AGENT AND REGISTRAR

Asanko’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

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 MATERIAL CONTRACTS

The Debt Facilities Agreement is the only agreement to which the Company or its subsidiaries are a party to as of the date of this AIF which currently can reasonably be regarded as material to a security holder of the Company. A redacted copy of the Debt Facilities Agreement has been filed at www.sedar.com as required under section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements.

INTERESTS OF EXPERTS

Name of Experts

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

1.

Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM, Doug Heher, B.Sc Eng (Mechanical), Pr Eng., Thomas Kwabena Obiri-Yeboah, B. Sc Eng (Mining), Pr Eng, John Stanbury, B Sc Eng (Industrial), Pr Eng.,Charles J. Muller, B. Sc. Hons (Geology), B. Sc. Hons (Geology) Pr. Sci. Nat., and David Morgan, M.Sc. Eng (Civil), CP Eng, authored the 2015 Asanko PFS; and

2.

KPMG Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Asanko for the financial years ended December 31, 2015 and 2014.

Interests of Experts

To the Company’s knowledge, Messrs. Bezuidenhout, Heher, Obiri-Yeboah ,Stanbury, Muller and Morgan do not hold, directly or indirectly, any of the Company’s issued and outstanding Common Shares.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the Asanko 2015 PFS.  The aforementioned persons are not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP has advised that it independent of the Company within the meaning of the rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and all relevant US professional and regulatory standards, including PCAOB Rule 3520, from January 1, 2015 up to March 17, 2016.

ADDITIONAL INFORMATION

Additional Information

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

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Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Asanko’s securities, and securities authorized for issuance under equity compensation plans, is contained in the 2015 shareholders meeting Management Information Circular.

Additional financial information is provided in Asanko’s financial statements and related MD&A for the year ended December 31, 2015.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making the assessment, it used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, has been audited by KPMG LLP, Independent Chartered Professional Accountants who also audited the Company’s consolidated financial statements for the year ended December 31, 2015. KPMG LLP, as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2015, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

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Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this AIF.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company’s audit committee charter can be viewed on the Company’s website at  http://www.asanko.com/assets/pdf/Asanko-Continuous-Disclosure-and-Corporate-Governanc.pdf.

Composition of Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE MKT Company Guide.  The Company's Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE MKT Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Michael Price.  Each of Messrs. de Groot, Fretwell and Price is financially literate within the meaning of National Instrument 52-110 Audit Committees, and is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation.  Pathway Capital Ltd, formed in 2004, invests in

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and provides strategic support to early stage private and public companies. He is currently a director of Anthem United Inc., Northern Dynasty Minerals Ltd. and Lowell Copper Ltd.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Michael Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking. He has BSc and Phd degrees in mining engineering from University College Cardiff. Mr. Price also holds a Mine Manager's Certificate of Competency (Coal Mines, South Africa) and professional engineering qualifications MIMMM and Eur Ing (FEANI).

Such education and experience provides each member with:

•

an understanding of the accounting principles used by the Company to prepare its financial statements;

•

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•

experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•

an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2015	Fees Paid to Auditor for Year Ended December 31, 2014
Audit Fees(1)	C$458,154	C$404,038
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	C$458,154	C$404,038

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters

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reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(3)

“All Other Fees” include all other non-audit services.

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